July 20, 2011

VIA EDGAR

H. Roger Schwall

Assistant Director

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D. C. 20549

Re:	QEP Resources, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed February 25, 2011

File No. 1-34778

Dear Mr. Schwall:

On July 20, 2011, we filed via EDGAR, the response of QEP Resources, Inc. (“QEP” or “the Company”) to your comment letter dated July 11, 2011, regarding our Form 10-K for the fiscal year ended December 31, 2010, filed with the Securities and Exchange Commission on February 25, 2011.

We have set forth below each of the comments in bold font followed by our supplemental response to each.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing to be certain that the filing includes the information the Securities and Exchange Act of 1934 and all applicable Exchange Act rules require. We understand that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and we understand we may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me by telephone at (303) 640-4242, e-mail at richard.doleshek@qepres.com, or facsimile at (303) 295-0222 with any questions or comments regarding this letter.

Very truly yours,

/s/ Richard J. Doleshek
Richard J. Doleshek
Executive Vice President and
Chief Financial Officer
QEP Resources, Inc.

RESPONSES TO SEC COMMENT LETTER DATED JULY 11, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010

General

1.	We note your disclosure at page 8 that QEP Marketing Company “markets equity” and your disclosure at page 31 that one of your strategies is to “market equity production to maximize value.” Please expand your disclosure to explain what it means to “market equity.”

Response:

In our Annual Report on Form 10-K for the year ended December 31, 2010 (“Form 10-K”), the full sentence on page 8 reads, “QEP Marketing Company markets equity and third-party natural gas and oil, provides risk-management services, and owns and operates an underground gas-storage reservoir.” Our use of the word “equity” on both pages 8 and 31 was intended to refer to the natural gas, oil and NGL production owned by our wholly owned subsidiary QEP Energy. This activity is more clearly stated on page 11 of our Form 10-K as follows: “QEP Marketing provides wholesale marketing and sales of affiliate and third party natural gas, oil and NGL and generated approximately 1% of the Company’s operating income in 2010.” We propose that in future filings we would eliminate the word “equity” when referring to company-owned hydrocarbon volumes and consistently refer to QEP Marketing activities as “providing marketing and sales of affiliate and third party natural gas, oil and NGL production.”

2.	In light of recent public concerns over the contamination of drinking water allegedly caused by hydraulic fracturing, please review your disclosure to ensure that you have disclosed all material information regarding your potential liability in the event that a connection is established between such contamination and your operations. For example, and without limitation, please address the following:

•	Describe the state permitting requirements to which you are subject.

•	Describe your insurance coverage. Disclose the applicable deductibles and policy limits.

Response:

We note your comment and have reviewed our disclosure in our Form 10-K regarding hydraulic fracturing, permitting and insurance.

Supplementally, we respectfully inform the staff that each state in which we operate has multiple regulatory bodies charged with promulgation of rules, regulations, and reporting requirements regarding the design, drilling, completion and production of oil and gas wells (including but not limited to state oil and gas conservation commissions and boards, corporation commissions, environmental quality commissions/boards, and water/air quality boards). On federal lands, there are additional U.S. governmental departments, bureaus and agencies (e.g. the Department of the Interior, the Bureau of Land Management, the Department of Energy, and the Environmental Protection Agency (the “EPA”)) that assert jurisdiction on rules, regulations, and reporting of such activities in addition to specific state entities.

It is difficult for us to express our opinion regarding our potential liability in the event a connection is established between drinking water and our hydraulic fracturing operations, because we do not know of any groundwater contamination that our hydraulic fracturing operations have caused nor are we aware of any damages resulting from contaminated groundwater caused by other operators’ hydraulic fracturing operations. We believe it would be premature at this juncture to speculate about potential liability arising from a hypothetical instance of groundwater contamination from hydraulic fracturing.

We maintain commercial general liability insurance and excess liability coverage, with coverage limits and deductibles we believe are reasonable in light of our business operations and industry practices. Our insurance coverage also includes separate liability protections for pollution/environmental contamination. This coverage is designed to protect our company against potential liability arising out of our operations that may result in property damage, personal injury, death and/or certain environmental damage. Our policies are subject to certain exclusions, such that all potential liability may not be covered under our insurance program. Moreover, the amount of any liabilities covered by the policies may exceed our policy limits. Obtaining additional insurance coverage amounts is not commercially feasible at this time. We cannot anticipate the maximum dollar value of a claim our company may become subject to in the future. We have set the coverage limits for our insurance program based on a variety of factors, including our historical operating experience, claims history, standard industry practice and the commercial feasibility of obtaining such coverage.

We do not believe that investors would view specific disclosure of policy limits and deductibles for insurance coverage as important in making an investment decision. In addition, except for the situations addressed in the Risk Factors section of our Form 10-K (discussed below), we are not aware of any event regarding our hydraulic fracturing operations that creates a reasonable likelihood of a material adverse effect on our results of operations, financial condition or cash flows. Further, we are unaware of any independent legal requirement for disclosure in our Form 10-K of specific insurance deductibles and coverage limits.

We respectfully refer the staff to pages 18 and 19 of the Risk Factors section of our Form 10-K, where we discussed hydraulic fracturing and highlighted the risk that federal or state hydraulic fracturing legislation could increase our costs and restrict our access to natural gas and oil reserves. In addition, we disclosed that our well construction activities, including hydraulic fracture stimulation, are regulated by state agencies that review and approve our well design and operation. On page 18 of our Form 10-K, we also identified the risks to our business associated with our permitting obligations.

We also refer the staff to page 15 of the Risk Factors where we disclosed that we insure against some, but not all, of our potential risks and losses, that we believe our insurance coverage and amounts of insurances are adequate and consistent with industry practice, and that losses and liabilities arising from uninsured or underinsured events could have a material adverse effect on our financial condition, results of operations and cash flows.

In conclusion, we believe our current disclosures are in compliance with applicable rules and respectfully submit no changes to our filing in this regard.

Properties, page 21

Exploration and Production, page 21

General

3.	Please provide your analysis as to how you have complied with the disclosure requirements of Item 1206 of Regulation S-K.

Response:

We note that in making this comment, your review referenced our disclosure in the section titled “Properties – Exploration and Production – Reserves” on page 21. In addition to the information reviewed by the staff in this section of our Form 10-K, we respectfully refer the staff to the section “Major Operating Areas” on pages 36 and 37 in our Management Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section. In this section we have provided the information related to present activities required under Item 1206(a)-(d) of Regulation S-K. Specifically, our disclosures provided our present activities, such as the number of wells in the process of being drilled and other related activities, by geographical area, as of the recent fiscal year-end or as close to the filing of our annual report as possible (1206(a) and 1206(b)). With regard to the requirement in Section 1206(c) to provide wells in the process of being drilled in terms of both gross and net wells, our disclosures provided gross wells but not net well counts by geographical area. Item 1206(d) directs registrants to not include wells that are planned (not yet drilled or in the process of being drilled), unless there are factors that make such information material. Our disclosure included wells we plan to drill for the coming year in areas where we have significant ongoing drilling programs, as we believe this provides material forward-looking information to our investors regarding our planned future activities and capital investment programs for the year. We propose that in future filings, beginning with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 (“Second Quarter 2011 Form 10-Q”), we will disclose the number of net wells that corresponds to the number of gross wells being drilled at the end of the reporting period.

4.	Please provide your analysis as to how you have complied with the disclosure requirements of Item 1207 of Regulation S-K.

Response:

We note your comment and have reviewed the disclosure required by Item 1207 regarding delivery commitments. We have determined that we have certain gas marketing agreements and a NGL term sales agreement that would require disclosure under Item 1207. We propose adding the following language to our Second Quarter 2011 Form 10-Q and future filings on Form 10-K to comply with this requirement:

“The Company sells NGLs under a term sales agreement that contains a delivery commitment for 8,500 barrels per day of NGL’s derived from several of QEP Field Services’ gas processing facilities in the Rocky Mountain region. The agreement, which was effective May 1, 2010, extends for a period of seven years and contains terms and conditions customary for an agreement of this type in the oil and gas industry. The Company believes that the reserves dedicated to its gas processing facilities and projected processing volumes are adequate to satisfy its delivery commitments under this agreement.

The Company is a party to various long-term sales commitments for physical delivery of natural gas with the following future firm delivery commitments:

Period	Delivery Commitments (millions of MMbtu)
2nd half 2011	65.8
2012	101.5
2013	33.1
2014	9.4
2015	3.8

These commitments are physical delivery obligations with prices related to the prevailing index prices for natural gas at the time of delivery. None of these commitments require the Company to deliver natural gas produced specifically from any of the Company’s properties. The Company believes that its production and reserves are adequate to meet these term sales commitments. If for some reason the Company’s natural gas production is not sufficient to satisfy its term sales commitments, the Company believes it can purchase sufficient volumes of natural gas in the market at index-related prices to satisfy its commitments.

In addition, none of the Company’s production from QEP Energy-owned properties is subject to any priorities, proration or third-party imposed curtailments that may affect quantities delivered to its customers, any priority allocations or price limitations imposed by federal or state regulatory agencies, or any other factors beyond the Company’s control that may affect its ability to meet its contractual obligations other than those discussed in “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2010.”

We also have multiple agreements with third parties for firm-transportation services, which we have disclosed on pages 11, 45 and 71 of our Form 10-K.

Reserves – QEP Energy, page 21

5.	Please provide the information required by Item 1202(a)(7) regarding your technical person, including the person who received the report from Ryder Scott Company, L.P.

Response:

The qualifications for both the technical person from Ryder Scott Company, L.P., our independent oil and gas reserve evaluation engineering consultants, and our in-house technical person responsible for overseeing the preparation of data and materials supplied to our independent reserve evaluation engineering consultants charged with preparation of our reserve estimates were provided in Exhibit 23.2 to our Form 10-K. We propose that for future filings on Form 10-K, we would add disclosure similar to the following in Part I, Item 2 – Properties:

Internal Controls over Reserve Estimates

We retained Ryder Scott Company, independent oil and gas reserve evaluation engineering consultants (“Ryder Scott”), to prepare the estimates of 100% of our reserves as of December 31, 2010, 2009 and 2008. The individual at Ryder Scott who was responsible for overseeing the preparation of our reserve estimates as of December 31, 2010, is a registered Professional Engineer in the State of Colorado and graduated with a Bachelors of Science degree in Geology from the University of Missouri in 1974 and a Masters of Science degree in Geological Engineering from the University of Missouri at Rolla in 1976. The individual has over thirty years’ experience in the Petroleum Industry, including experience estimating and evaluating petroleum reserves. A more detailed letter of the individual’s professional qualifications has been filed as part of Exhibit 23.2 to this report.

The individual at QEP Resources responsible for insuring the accuracy of the reserve estimate preparation material provided to Ryder Scott and reviewing the estimates of reserves received from Ryder Scott was our Manager, Reservoir Engineering. Such individual is a registered Professional Engineer in the State of Texas and graduated with a Bachelors of Science degree in Petroleum Engineering from Texas A&M University in 1997. This individual has over 13 years’ experience in the Petroleum Industry, including reservoir engineering experience in most of the active domestic basins in the United States. A more detailed letter of the individual’s professional qualifications has been filed as part of Exhibit 23.2 to this report.

6.	We note that you have provided information regarding proved undeveloped reserves. Please provide the information required by Item 1203 (b) – (d) of Regulation S-K, or tell us why it is not applicable.

Response:

We note that in making this comment you reviewed the disclosure in the section titled “Property – Exploration and Production - Reserves” on page 21. In addition to the information reviewed by the staff in this section, we respectfully refer the staff to Note 16 to our financial statements on pages 83 to 85 of the Form 10-K. Note 16 is referred to in our discussion of QEP Energy’s reserves on page 21 of the Form 10-K. Specifically, our disclosures provide the total quantity of reserves at year end (1203(a)), material changes in proved undeveloped reserves that occurred during the year (1203(b)), and reasons why a material amount of proved reserves in our Pinedale field remain undeveloped for five years or more (1203(d)). In Note 16 to the financial statements, we have provided disclosure regarding investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves (the requirement in Item 1203(c)) but believe that the disclosure of Costs Incurred in Note 16, “The costs incurred to develop undeveloped reserves were $434.2 million in 2010, $216.1 million in 2009 and $219.9 million in 2008,” was adequate in providing the required disclosure regarding our capital expenditures incurred to convert such reserves. We propose that for future filings, we would provide the disclosures required under Item 1203 in our Form 10-K in the Business, Property or MD&A sections, as applicable, as well as in the notes to the financial statements.

Production, page 22

7.	Item 1204 of Regulation S-K requires that you disclose production, production prices and production costs for each field that contains 15% of more of your total proved reserves. Please provide this information by field, or tell us why it is not applicable. In addition, please clarify whether “average net realized price, net to well” and “lifting costs” represent average sales price and average production costs, respectively.

Response:

We note your comment and have reviewed Item 1204. We understood Item 1204(a) to require disclosure of production for each geographical area and any field that contains 15% or more of our total proved reserves and Item 1204(b) to require disclosure of average sales prices and average production costs for each geographical area only. On page 33 of our Form 10-K, we disclosed production numbers by four geographical areas, which we referred to as the Midcontinent, Pinedale, Uinta Basin and Rockies Legacy areas. As of December 31, 2010, our interests in the Pinedale Field represented 44% of our total proved reserves. In addition, we had interests in a sub-area of the Midcontinent region, the Haynesville/Cotton Valley area in northwest Louisiana that represented 24% of our total proved reserves. We did not disclose production numbers for the Haynesville/Cotton Valley area separate from the Midcontinent region. We propose to disclose the reserve and production data for the Haynesville/Cotton Valley area separate from the rest of the Midcontinent region in future filings.

Our use of the term “average net realized price, net to well” includes proceeds from our derivative contracts and not just field-level prices as required under Item 1204(b) and SFAS 69. Our use of the term “lifting costs” on page 22 of the Form 10-K (and lifting costs on a per Mcfe basis on page 35 of our MD&A), includes both lease operating expenses and production taxes; therefore, we use the term “lease operating expenses” to refer to our average production costs. We did not disclose average production costs by geographical area.

We propose that in future filings, beginning with our Second Quarter 2011 Form 10-Q, we would disclose production, average field level sales prices and average production costs by geographical area and for both of our fields that contain 15% or more of our total proved reserves Pinedale and Haynesville/Cotton Valley, we would disclose production from those fields. We will also include the production for Haynesville/Cotton Valley for the year ended December 31, 2010, 2009 and 2008 in our Second Quarter Form 10-Q. In addition, we will disclose average sales prices before adjusting for proceeds or losses from our derivative contracts (instead of average net realized prices) and replace the term “lease operating expenses” with “average production costs.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

8.	We believe the “Overview” section could be expanded to offer investors an introductory understanding of, to the extent known, the challenges and risks of which management is aware and to discuss actions being taken to address the same, rather than to just offer a brief historical synopsis of your operating results. These challenges and risks could be related to how you earn revenue and generate cash. For example, and without limitation, you may discuss any limitations on future growth and how current volatility in natural gas and oil prices impacts your day-to-day operations. For a more detailed discussion of what is expected in both this subheading and the Management Discussion and Analysis section in general please refer to Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350 at http://www.sec.gov/rults/interp/33-8350.htm.

Response:

We note your comment and have reviewed Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350 (the “MD&A Guidance”). We respectfully refer the staff to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2011 (the “First Quarter 2011 Form 10-Q”). In the Overview section of our MD&A in the First Quarter 2011 Form 10-Q, we included an expanded and enhanced disclosure entitled “Factors Affecting Results of Operations,” on pages 15 and 16 which discusses the challenges and risks associated with how we earn revenue and generate cash flow and how the volatility of commodity prices, particularly the price of natural gas, our primary product, may impact our day-to-day operations and prospects for future growth. We will continue to include and update this discussion as appropriate in future filings.

9.	Similarly, please expand your discussion to address your prospects for the future. In this regard, address those key variables and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your business, and any known trends or uncertainties that are reasonably expected to have a material impact on sales, revenue or income from continuing operations, and liquidity and capital resources. For example, and without limitation, you may discuss your outlook with respect to finding economically recoverable reserves or whether you expect there to be any change in your primary source of revenue in respect of each of your operating subsidiaries. See Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350 at http://www.sec.gov/rults/interp/33-8350.htm and Item 303 of Regulation S-K.

Response:

We respectfully refer the staff to disclosure in our First Quarter 2011 Form 10-Q in the “Outlook” section on pages 14 and 15 which is part of the Overview in the MD&A, and to the “Factors Affecting Results of Operations” section referenced above, in which we provide the required MD&A Guidance. This disclosure discusses the Company’s ability to continue to grow production and reserves “organically” by drilling our extensive inventory of low cost locations and also the current excess of conventional natural gas and the negative pricing impact of this market imbalance. We will continue to update the disclosure in our MD&A to address the relevant factors affecting our results of operations and outlook for the future.

Results of Operations, page 31

10.	Where two or more factors contribute to material changes over the reported periods, please revise to quantify the amount of the changes contributed by each of the factors or events that you identify. For example, and without limitation, you state at page 32 that the 51% increase in QEP Energy’s net income was due to unrealized mark-to-market gains on natural gas basis-only swaps, higher production and higher net realized crude oil and natural gas liquid prices. Please quantify the amount attributable to each such driver.

Response:

In the MD&A section of our First Quarter 2011 Form 10-Q, we included a number of additional sections that provide significant, additional disclosure around each line of our income statement and improved analysis of the individual components that affected our net income. For example, in the Revenues, Volumes and Prices section on page 18, we have provided analysis of the changes in revenues associated with the sales prices and volumes for each of our products. We have included a separate discussion of the changes in the unrealized mark-to-market gains on natural gas basis-only swaps on pages 20 and 21 to provide the reader with additional information on the impact of all of our derivatives on our net income. In the section entitled “Operating Expense,” on pages 22 and 23 we detail each component of operating expense and provide variance analysis for the changes in each line item of expense compared to the prior period. We will continue to update this variance analysis in future filings and to quantify the amounts of each component that impacts net income.

11.	We note your results of operations discussion is primarily limited to the year ended December 31, 2010 versus 2009. Please revise to provide a discussion on the year ended December 31, 2009 versus 2008 or tell us why such discussion has not been provided. See the Instructions to Item 303(a)(1) of Regulation S-K for guidance.

Response:

Following our spin-off from Questar Corporation on June 30, 2010, we filed a Current Report on Form 8-K on July 30, 2010, which included restated financial statements and an amended MD&A section for our company that included a discussion of 2009 versus 2008 results. Our Form 10-K for the year ended December 31, 2010, focused on our results of operations in 2010, as we believed this period was most relevant to investors and their understanding of our business. We used tables to highlight year-to-year comparisons for the three-year period covered by our financial statements and added further discussion regarding year-to-year comparisons where we believed it would enhance the reader’s understanding of our financial condition, changes in financial condition and results of operations. We respectfully refer the staff to the discussion of prior period comparisons on pages 32 and 38 regarding the impact on our results of operations due to the significant changes in sales prices from fiscal 2008 to fiscal 2009 and on pages 40 and 41 regarding certain income statement line items. We believe that additional discussion and analysis regarding depreciation, depletion and amortization and abandonment and impairment expenses for prior periods, which were impacted by changes in sales prices, could improve our MD&A disclosure. We propose that for future filings commencing with our Second Quarter 2011 Form 10-Q, we would supplement our tabular disclosure of year-to-year comparisons with additional discussion and analysis of those comparisons.